Exhibit 23.2

     We have acted as counsel for Golden Star Resources Ltd. (the “Corporation”) in connection with the filing of a Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended. The Registration Statement relates to the registration for sale of up to 17,964,960 common shares of the Corporation (the “Shares”) issued as a part of units offered to certain accredited investors and obtainable upon the exercise of the common share purchase warrants included in such units and issued to the agent and a consultant in connection with the placement of the units. We consent to the use of our name in this Registration Statement and Prospectus as it appears under the captions “Legal Matters.”

/s/ FIELD ATKINSON PERRATON LLP

FIELD ATKINSON PERRATON LLP

January 31, 2002